**CITY WINDMILLS INC.**
**Statements of Changes in Shareholders' Deficit**
**For the Years Ended December 31, 2017 and 2016**
**(Unaudited)**

| | Class A Common Stock | | Class B Common Stock | | | Total Shareholders' Deficit |
|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Retained Deficit | |
| **Balance, December 31, 2015** | 3,000 | $ 1 | | $ - | $ (379,679) | $ (379,678) |
| | | - | - | - | | - |
| Net loss | | | | | (81,253) | (81,253) |
| **Balance, December 31, 2016** | 3,000 | 1 | - | - | (460,932) | (460,931) |
| Shares issued for debt conversion | | | 4,355,800 | 435,580 | | 435,580 |
| Net loss | | | | | (80,474) | (80,474) |
| **Balance, December 31, 2017** | 3,000 | $ 1 | 4,355,800 | $ 435,580 | $ (541,406) | $ (105,825) |